Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
T - AT&T Inc. at JPMorgan Global Technology, Media and Telecom Conference

EVENT DATE/TIME: MAY 21, 2014 / 12:40PM GMT

MAY 21, 2014 / 12:40PM GMT, T - AT&T Inc. at JPMorgan Global Technology, Media and Telecom Conference

CORPORATE PARTICIPANTS

 John Stephens AT&T, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

 Phil Cusick JPMorgan - Analyst

PRESENTATION

Phil Cusick - JPMorgan - Analyst

All right, let's get started. My name is Phil Cusick, I cover telecom and cable here at JPMorgan. I want to introduce John Stephens, the CFO of AT&T. For those who haven't met John yet, he has been the CFO of AT&T since 2011. And prior to being named the CFO he was the SVP and Controller since 2001 and has been with the Company since 1992. John has a couple things he wants to say and then we will kick it off.

John Stephens - AT&T, Inc. - SVP & CFO

Thanks, Phil, and good morning, everyone. I need to call your attention to our standard Safe Harbor statement before we begin. And we will probably say some things or make some comments today that will be forward-looking. As such they are subject to risk and uncertainty. Our actual results may differ materially and you can look for additional information on us at our website and/or on DIRECTV's website and our SEC filings.

Phil, if I could, let me start with going straight to the biggest news of the week, at least for AT&T and DIRECTV, and that is our plans to acquire DIRECTV. This is a big step in creating what we believe is a unique, new competitor in our industry.

The transaction combines our very complementary strengths with unprecedented capabilities in mobility, in video and in broadband services. And allows us to do things together that neither of us could do separately. Combined we have a rare opportunity to redefine the industry by offering new bundles, delivering content across multiple screens.

First and foremost, DIRECTV is a strong company with tremendous assets, and I want to emphasize that, they are the premier company in the industry. They've got a great brand, they've got a great customer base, they've got a best-in-class network and they've got wonderful people, skilled people who will be a great addition and a needed addition to our AT&T team.

While DIRECTV is a great company all by itself, together with AT&T we believe we can accelerate growth and do things and make investments that we would not otherwise be able to do.

Lastly, let me make sure we are clear. This transaction builds on our Project Velocity IP, our expansion of LT broadband, our expansion of wired broadband, our transformation of our customer base from an all-you-can-eat to a tiered data or usage-based program. All of that has built up to this point and we're going to continue that with more opportunities to expand and enhance broadband with 15 million new customer locations.

Lastly, we're able to do this because we have got the strength of the balance sheet. You guys have seen the ratings news, we are going to be able to retain our A rating. We feel that is important, we feel that is a competitive advantage not only today in transactions like this, but in the coming years as we go through spectrum auctions specifically in our industry and our abilities to act on those.

Lastly, we're very excited about this new business opportunity. We look forward to getting through the regulatory process and getting this transaction closed in the last 12 months.

One last comment, folks, I'm the CFO of a very large telephone company, telecommunications company, a wireless company. We're looking for all the revenues we can get. One of the businesses we operate is a mobility business and some people generate those revenues for us by texting and driving. We don't need those revenues, don't need any of them.

Don't text and drive. The life you could be saving may be your own or, quite frankly, one of the people in this room. We're serious about it, we put a lot of our efforts behind it, we take it as a very important message and even to take this time today during this very important meeting to point it out. So thank you. Phil, I will turn it back over to you.

Phil Cusick - JPMorgan - Analyst

Thanks, John. So congratulations on getting the DTV deal.

John Stephens - AT&T, Inc. - SVP & CFO

Thank you.

Phil Cusick - JPMorgan - Analyst

I appreciate you working through the weekend so we could talk about it here.

John Stephens - AT&T, Inc. - SVP & CFO

Yes, that was the goal, Phil.

Phil Cusick - JPMorgan - Analyst

Well, you know, these are important, as you said. So talk to us about the process of the deal. I think there were discussions with DIRECTV some years ago and it didn't quite get over the line. What was different this time and what really drove you to do the transaction today?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so I would just say it this way. First and foremost it is a premier band, it is got the premier assets, it is got the premier network and it is got the premier customer base, premier content costs.

This is a unique opportunity for us to take advantage of that as we have gone through the last few years of our transformation with VIP and built out our networks to be video first, to have 4G LTE out there at 300 million POPS, to have extensive broadband and extensive fiber out into our networks.

We have seen the opportunity and believe now is uniquely positioned for us to do this. We've also got a customer base where we have seen the desire to have broadband, we've seen the desire to utilize our wireless networks. And we've got -- we are positioned now to take advantage of that. So this video first network that we built is now ready to take on the opportunities that DTV provides us.

Phil Cusick - JPMorgan - Analyst

Okay. And you are planning to expand broadband by 15 million locations?

John Stephens - AT&T, Inc. - SVP & CFO

Yes.

Phil Cusick - JPMorgan - Analyst

Should we think about that mostly as consumers? And how do you think about the technology if you are not wanting to talk about the mix, then the different options that that could contain.

John Stephens - AT&T, Inc. - SVP & CFO

So we think of them mainly as consumer, I would say mainly it is probably going to be over indexed to rule, it probably be over index to out of our traditional footprint. And I think about it in the technology standpoint where it will include some fiber.

Bringing these two companies together the economics allows us to make these additional investments. We wouldn't be able to make these without bringing the two companies together. But I would think about some fiber, I would think about fixed wireless local loop. And then quite frankly we will look at other technology opportunities, ones I know about today or ones that may come up in the next coming years as things continue to develop.

But we are real comfortable about the 15 million number and believe that the transaction provides us the opportunity to do that. I'll also tell you based on the post transaction expectations these 15 million appear to have good, solid return on investments in of their own if you have the transaction economics.

Phil Cusick - JPMorgan - Analyst

So just to clarify, you said out of the traditional footprint. Is that out of AT&T's traditional (multiple speakers)?

John Stephens - AT&T, Inc. - SVP & CFO

Out of our traditional what will be 21 state footprint and out of the currently wired VIP build, the 57 million high-speed. But also outside our 21 states, that we are the local exchange incumbent carrier.

Phil Cusick - JPMorgan - Analyst

A decent portion outside of your traditional territory?

John Stephens - AT&T, Inc. - SVP & CFO

Yes.

Phil Cusick - JPMorgan - Analyst

Okay, good. And in order to free up the copper lines for existing U-verse customers, will some people need to be pushed over to the satellite side (multiple speakers)?

John Stephens - AT&T, Inc. - SVP & CFO

No, customers can have their choice, if they want to stay on their U-verse they can -- they are absolutely going to be able to keep it. This transaction is not based on freeing up any of the wired capacity. I will tell you we are getting 45 meg speeds in our U-verse footprint today and are customers are very happy. We are getting very good response from them.

If you will, they are voting with their feet to stay with us. If you will, we have plans for 75 megs and higher. So our U-verse speeds are doing really well and we've got great capacity there. What I will tell you is this gives the customers and us optionality and that is what is great. We will continue to support the satellite also, so it is going to be a choice perspective for us of that is best for customers.

Phil Cusick - JPMorgan - Analyst

Okay, okay. And the linear video business has been flattening, call it, some people would say declining in the last year or so. How do you get comfortable with sustainability of DTV's business and grossing up into that?

John Stephens - AT&T, Inc. - SVP & CFO

A couple of things. One, we have seen growth, quite frankly, in the linear business. If you have been following our quarters, we have been adding 200,000 U-verse customers a quarter for some time, so we've actually seen growth in that.

Secondly, when you look at where we look at the business, we are seeing a lot of over-the-top in addition to the linear TV model. So we are seeing customers buy a lot of both.

Third, to be really effective in that over-the-top space and provide this customers that optionality, it is really important to have great content relationships and a great content management team. And we're certainly going to get both of those in this transaction. When we combine our two companies we will certainly have that. So this gives us great optionality for the over the top while we still believe there is a lot of runway to the linear TV business.

Phil Cusick - JPMorgan - Analyst

Should we expect a fairly swift reduction in AT&T's legacy programming costs to move down to DTV, and how big do you think the delta is?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, I think -- I'd say this, on the synergies we are looking at about a $1.6 billion run rate in the third year, we will establish that run rate in the third year after the close of the transaction. With regard to that, Phil, you make a great point. Those synergies can be as much about AT&T's reduced legacy costs as they are about DIRECTV's costs being reduced.

Quite frankly we expect to keep the headquarters, we will keep the headquarters in El Segundo, California, we need the resources they have. It is the combined opportunity to reduce costs. Not just content, but also things like billing, administrative services, platform costs, set-top box development, programming and development, strategy cost, advertising. So we feel real good about our opportunities to realize that.

Phil Cusick - JPMorgan - Analyst

Okay. And you mentioned over the top. As you now have a national video platform and national wireless platform and increasing the thing and going out of your traditional 21 states with rural wireless, is there an opportunity for more of an over-the-top platform for video, something that is both a complement to what people may have out-of-state and then maybe even alternative?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so, think about it simply this way. The content -- on a combined basis we will go to the content guys and the one new factor is that we have got 60 million or so tablets and postpaid smartphone customers and right now we have got 10 million broadband customers, high-speed, high quality broadband who don't get subscription video from AT&T.

So we are going to go to them with an opportunity for 70 million new customers. So having an ability to negotiate and work with them to come up with some alternatives and over-the-top solutions I think is a natural. And I do believe it provides real credibility to our argument about working on a positive sense going forward and creating something.

That is something unique that nobody else can do. Nobody else has that with the broadband capabilities, with the wireless capabilities and then with this satellite video platform. We will be the only one, we will be unique and that will be a national force.

Phil Cusick - JPMorgan - Analyst

There has been a lot of headlines in the last couple of days since the deal was announced about the NFL. It is one question about the NFL in particular and how important it is. But also, how much can you work together with the DTV between now and the close? If they negotiate a deal are you involved there and how can they think about you in that?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so, as you guys would probably expect, we are going to operate our two separate companies and fulfill our fiduciary and legal responsibilities on a separate company basis as we go forward. And we are both committed to that.

With regard to the NFL, I think you all have seen the comments made just the last few days by some of the league officials, they've been very complimentary of DIRECTV, they been very [complimentary] in that relationship and they have talked about the fact that they are in the process of discussing a number of matters with them.

So that is all very encouraging when -- the NFL content is important, it is unique, it is premier and quite frankly a combined company, once combined, has a unique opportunity to offer the NFL something that no other company can provide, mainly those hundreds of millions of opportunities whether they be satellite, whether they be broadband, whether they be wireless, whether they be tablets, in any variety.

So it is a very interesting opportunity. I would hope that any of the content providers, but specifically some of the sports teams, would really find interesting.

Phil Cusick - JPMorgan - Analyst

Okay. And how much -- particularly on that deal, as DIRECTV negotiates that deal with the NFL, can they consider you or is that really something they have to wait until the deal is closed?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, I think, Phil, they're going to have to -- DIRECTV is going to be responsible for negotiating that deal. And I think we will leave it there. As I say, we're going to have to operate our companies separately. We're going to be respectful of the regulators, we're going to be respectful of the process and certainly we are going to live up to our fiduciary and legal responsibilities to our shareholders.

Phil Cusick - JPMorgan - Analyst

Okay. And the other big question I think some people had is that you didn't go after DISH, and that sort of leads into the spectrum question as well. How do you think about DTV versus DISH? And then your plans for spectrum auctions over the next two years?

John Stephens - AT&T, Inc. - SVP & CFO

So, premier distribution system, premier network, premier content, premier customers, premier people. They are all those questions are all on one side, they are all answered with DIRECTV. All those questions get answered with DIRECTV. That is why a Company like AT&T was so attracted to DIRECTV. And that is first and foremost.

Secondly, when you look at some of the other issues, DISH has been very loud about their intentions to get into broadband. From a regulatory perspective bringing a company that either is or intends to be in broadband together with another broadband company would likely raise additional regulatory scrutiny.

Secondly, DISH has a lot of spectrum. They have made comments and public statements about their intention to use that, that spectrum would be likely to raise additional regulatory questions and scrutiny, particularly at a time when we have a couple of FCC spectrum auctions scheduled and the importance of all participants available bidding in that seems to be a goal of the administrative authorities.

So it just would seem that there would be a lot of regulatory challenges and additional scrutiny from an alternative transaction. But going back to it, premier assets, premier network, premier content and premier people all get you to one answer in this discussion and that is DIRECTV.

Phil Cusick - JPMorgan - Analyst

Okay. And then on the auction side, how do you think about both AWS and broadcast? And you filed last week willingness to spend as much as $9 billion or commitment to spend $9 billion.

John Stephens - AT&T, Inc. - SVP & CFO

Willingness to bid.

Phil Cusick - JPMorgan - Analyst

Bid in the broadcast auction. How do you think about the relative importance of those two auctions and where is AT&T and spectrum?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so we feel really good where we are at with spectrum now. As you can see, we have done a lot of activity over the last few years, probably over 60 deals. And quite frankly, I think people -- it gets lost on people just the Cricket Leap transaction that we just closed in March provide us a significant additional amount of spectrum. So from that perspective for today and in the near future we feel very good.

With that being said, we have always been pleased with the spectrum we've bought and we certainly look forward to participating not only in the AWS three but in the broadcast spectrum.

The really critical observation for us is that we believe that the auctions will be competitive and we believe a strong balance sheet, particularly in our industry, a strong balance sheet is going to be a real competitive advantage in that bidding process. So we feel like we are positioned real well and we look forward to participating.

Phil Cusick - JPMorgan - Analyst

Okay. One more on the Wireline side before I switch Wireless. GigaPower, I love the name, similar to the new cable 1 gig plan. But talk to us about the GigaPower markets and what that means for AT&T. What do those markets look like, what is the incremental spending and the return on that?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so, the market I can talk about right now is Austin where we went in and were able to do what I will call an efficient build a targeted build a success based build with some of the, for us, new streamlined permitting, right-of-way easement processes.

What we have seen is great adoption by our customers of high-speed products, high satisfaction, some of the best NPS scores, net promoter scores, we have seen. A real acceptance and desire and appreciation for the product. After that experience -- and we have done this just in the course of kind of an eight- to 10-month cycle.

After seeing that we decided that we would take a look at other markets and, quite frankly, because we had plans to put more U-verse out there, decided to accelerate, so to speak, the announcement of our willingness to do GigaPower. So we could redirect the U-verse dollars to GigaPower and be efficient that way, if you will just jump from the historic technology or assets we have to GigaPower as opposed -- in one step as opposed to doing it in two, first going to U-verse and then going to GigaPower.

So quite frankly the process we are going through now is about efficient capital deployment and making those changes once. We are working with the cities, we have got certainly Dallas that we've already announced plans to expand and a couple of other cities. And we will look to negotiate for streamlined processes that most companies have, rights-of-way, easements, permitting. And then a success-based build perspective that really makes the critical impact on return on investment.

Phil Cusick - JPMorgan - Analyst

How is the conversation with cities different today than it was five or 10 years ago when you were starting to build U-verse?

John Stephens - AT&T, Inc. - SVP & CFO

I think the biggest perspective is there is a change in the view of us and of them that they are really desiring for this service and for this quality service for as many of their citizens as possible as opposed to being willing to deny it to citizens unless someone is willing just to build the capabilities to everybody.

And secondly, I think there is a realization on the economics that building it everywhere doesn't make economic sense and a company cannot afford to do that. And so, the city's realization of that makes things much easier to get things going and move forward with it, it has really helped us.

And to some extent some of the other participants in the industry have caused that to happen, some of them that don't have the legacy regulatory relationships that we have. So from that perspective things have proceeded well.

Phil Cusick - JPMorgan - Analyst

Let's switch over to Wireless for a few minutes and talk to me about competition. There is a lot of chatter about the industry being in a price war. How do you view that and how do you feel about the competitive level today?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, I mean, we have had competition for a long time in our industry and there are some good competitors out there. But that is nothing new. Secondly, it was a noisy first quarter, but if you look at our results, 625,000 postpaid net adds and churn, at a 1.07 but 4 basis points lower than the fourth quarter.

So in a very noisy quarter we feel pretty good -- feel very good about our performance. We believe we have the capabilities to compete, that the great quality network that is table stakes to serve your customers is really important and we have got that.

With regard to pricing, we view what we have done as a shift -- not an increase or a decrease but a shift -- and really what we're doing is saying if you want to pay for your handset directly and make the choices and make the economic choices based on not a $200 co-pay but rather what the phones really cost, we will be willing to give you the service for what the service pricing is without that handset subsidy. And we're seeing customers really love that transparency, that is just a shift.

It will make our results lumpy as we see more and more of our customers, a quarter of our postpaid customers chose to go to the no subsidy plan. So it will impact our service revenues in the second quarter and throughout the year. But quite frankly those customers did it based on the fact that they are not going to get a subsidy on their phone.

And so, whether that happens in the second quarter or where we usually have more upgrades in the third and fourth quarter. And when you see it there that financial impact, that economic impact will balance out for us and we believe customers will make better choices and more informed choices and manage the process better than we can.

Phil Cusick - JPMorgan - Analyst

So the speed of that trade down that we saw in the first quarter which I think you are alluding to, it has concerned investors very much. And your argument is it would've happened over the next couple quarters eventually and this isn't so bad, is that a fair interpretation?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, think about it this way, we are given a $15 or so -- depending upon the customer it could be a $5 discount, depending upon some other customers it might be very rarely but as high as $20. So usually use a number of about a $15 a month discount.

But if you think about what a subsidy costs and [some of these] upgrading a phone every 24 months, $15 for 24 months is $360, I will leave it to you all to decide whether our subsidies per handset are higher or lower than that. But you can see that it is just a shift and really we believe we will get that back in, quite frankly, customer growth.

As everybody saw in the 625,000 postpaid net adds an improvement in churn and, quite frankly, what people don't often realize is we have got this acceleration going on so everybody is jumping into LTE devices, they are jumping into mobile share, value plans, so they're buying 10 gig packages to qualify for this. A lot of people are buying insurance on their handsets when they buy them themselves when they do it from a non-subsidy plan so they are buying insurance.

So there's a whole lot of opportunities not to mention people are adding a lot of tablets along with these 10 gig plans. So we feel really good about it. It will be lumpy as we go through this year because the service pricing will come in many cases before the subsidy savings.

As you all know who have followed us for years, our subsidy costs are generally much higher in the fourth quarter and therefore going on a non-subsidy plan you would expect to see most of the savings coming in the fourth quarter even though we are starting to give customers today benefit of that.

They're good customers, they have been with us a long time, they pay us like clockwork, it is okay to treat them just like -- as well as you'd treat a new customer. We are not embarrassed by that, we think that is the right way to do it.

Phil Cusick - JPMorgan - Analyst

And you took real share -- I'm going to open up for questions in a minute, so if you have a question just go up to the microphone. But you took real share in the first quarter not only with including tablets but excluding tablets. We've seen some responses in April. Do you feel like that share you took in the first quarter is, one, sustainable; and two, can grow given the actions you have taken?

John Stephens - AT&T, Inc. - SVP & CFO

Let me say this, we won't talk about the results through post first quarter, but I will say this, as we went through the quarter, as we went from January to February and February to March, we saw improvements in customer growth, in churn and in all kinds of the quality aspects, the satisfaction aspects with regard to our customers. And we believe and we are committed to transforming this part of the industry and part of the process.

The best way I can tell you is we had 1 million unlimited customers voluntarily shift to tiered data plans to take advantage of this. So we're getting all kinds of positive benefits. But, yes, Phil, in a nutshell, we still believe that this is the right way to go and we are continuing -- we have a continued commitment to it.

This is part of the transformation that our Project Velocity and our other strategies allow. And one of the reasons why the DIRECTV transaction is so exciting, because now everybody is on tiered data programs and as we provide that video first network, which we have, the usage opportunities for our mobility business are significant.

Phil Cusick - JPMorgan - Analyst

Okay. If you have any questions, please go to the mic. let's switch to Latin America for a few minutes.

John Stephens - AT&T, Inc. - SVP & CFO

Yes.

Phil Cusick - JPMorgan - Analyst

AT&T has had a long-standing relationship with AMX, you are now exiting that stake and entering Latin America in a big way. Help us think about the trade-off between those -- what do you lose from the AMX relationship and what do you really gain in DTV's LatAm business?

John Stephens - AT&T, Inc. - SVP & CFO

Yes, so, great relationship with America Movil, Telemex and Telmex International over the year. And I sat on the Board as a Board representative for our Company for about four years. So I have a personal relationship and have high regard for the people and the organization down there.

This is first and foremost a statement to the regulatory authorities on the transaction specifically in Latin American countries that we wanted to, if you will, make sure there was no even perception of conflict. And so that is why we resigned our Board seats Monday. And that is why we have announced we are going to kind of go off the equity accounting and so forth. So that is that aspect of it.

Second aspect is, if you look at DIRECTV's Latin American operations, they have almost as many customers there as they do in the United States. When you take into account their equity ownership in the Mexican operations, they have about 18 million customers, it is the fastest-growing and they seem to be doing it in really unique ways, at least from our perspective, some prepaid business growth and some new opportunities, self installs and so forth.

So we are very excited about that opportunity. We've seen this opportunity grow before with our wireless experience in Latin America. So we know how -- what the potential is. Long-term we feel very good about it.

The additional point though is that we bring skills to this environment because we have wireless fixed wireless local loop capabilities and we believe that we will be able to add value to those existing operations from some of those skill sets that we bring.

So we are very committed to it, we're very excited about it, we think it is a great opportunity for real long-term growth. By the same token, it is 18 million customers today, so it is not a small operation.

Phil Cusick - JPMorgan - Analyst

No, and I think it is not only the existing video business, but I would think the potential to add other businesses around that. How do you think about growing -- what does DTV have today as an asset and what could be created over time?

John Stephens - AT&T, Inc. - SVP & CFO

I think DTV like in the United States -- let's say it this way. If you think about what is going on in the United States, we have 2,300 retail stores, about 60% of them we don't sell a video product. So once the transaction closes we can start selling the video product the next day out of those retail stores.

Between us we probably have a total of 10,000 distribution points and today we generally do not sell each other's products. That is a huge growth opportunity. That goes the same in Latin America where they have this existing base of customers, this existing base of, yes, video but also spectrum and licenses in some cases.

And we can come in and bring our expertise and our relationships as we do a lot of enterprise business throughout Latin America and South America. So we believe it is the same kind of opportunity where combined we are a much -- have an opportunity to be much more successful and much more of a unique competitor.

Phil Cusick - JPMorgan - Analyst

And what is your comfort level with, one, the currency side of that; and two, the macro side of the Latin American business?

John Stephens - AT&T, Inc. - SVP & CFO

I think on the currency side it is something you just have to watch every day, be careful, be prudent. Do what you can to mitigate your risk and be measured. Something we have been through before, something I think the DIRECTV team, Patrick Doyle and his team have been very good at and very careful about.

So certainly is this something to pay attention to? Absolutely. Do I have all the answers? Certainly not. But believe that there is a real process in place to manage it prudently.

On the Latin America growth opportunities, I think this is a better opportunity to grow in many parts of the country, in many parts of the planet. And while many of the countries are going through challenges today, on a long-term basis there seems to be great opportunities to expand penetration, to expand markets and to further growth the business. So feel real good about the long-term opportunities.

Phil Cusick - JPMorgan - Analyst

Okay, there is a question here.

MAY 21, 2014 / 12:40PM GMT, T - AT&T Inc. at JPMorgan Global Technology, Media and Telecom Conference

QUESTION AND ANSWER

Unidentified Audience Member

I was just wondering if you could discuss I guess going forward the future video product that you have and the competitiveness in that particular space? And then currently how do you price your U-verse product? Is that nationally or locally and why is that the approach?

John Stephens - AT&T, Inc. - SVP & CFO

A so, first, on a combined basis, while we would expect to continue to deliver the video product both with U-verse technology, IP technology, wire technology and satellite, think about the fact that if you would look at our two offerings and be able to take the best of both and add them to the other.

That is simply the services opportunity and the content opportunity to take the best of both and put them together to make both products better or certainly have the opportunity to make a lot of the content better.

Secondly, the opportunity to streamline maybe the set top box development costs from my perspective or the quality or the user interface by bringing those two together and taking advantage, quite frankly, leveraging the talent and skills that both of our companies have, but that is really accomplished.

So bringing that together is certainly, particularly in that area, is one plus one equals more than two. So that is how we'd expect it. I'm sorry, I didn't catch the second piece of the question.

Unidentified Audience Member

With the U-verse product currently do you price that nationally or locally and why is that approach?

John Stephens - AT&T, Inc. - SVP & CFO

I'm sorry, do we --?

Unidentified Audience Member

Do you price it on a national basis or do you --?

John Stephens - AT&T, Inc. - SVP & CFO

We price it on a market basis. But remember, our U-verse product, I would not consider it today a national product in the sense that DIRECTV has 115 million or so, approximately 115 million homes they can serve in the US. While we are in the 28 million range with our U-verse, so it is a more concentrated, more directed more market area approach.

Unidentified Audience Member

Thank you.

Phil Cusick - JPMorgan - Analyst

We are running out of time, but let me just follow up on that real quickly. The U-verse revenue base really accelerated in the first quarter. And talk about the drivers of that both on the pricing and then the penetration side. You recently opened up some new markets. So is it legacy markets or new or are they both accelerating?

John Stephens - AT&T, Inc. - SVP & CFO

Broadband is going great. If you look at our U-verse numbers over the last probably six quarters, we have added about 600,000 high-speed broadband every quarter. So broadband has been very successful. We have been adding IP, video about 200,000 a quarter for more than a year, that is been very successful.

But as we pointed out in the first quarter's earnings release, the video side has been pressured by content costs and retransmission fees. That was part of our presentation in the first quarter. So the real attractiveness to our existing customer base is that real growth in broadband.

And when you are growing 600,000 in that high-speed a quarter you are certainly migrating some of your legacy DSL customers to that. But you are also taking and competing in the marketplace against all the other providers and winning on a regular basis.

We have now converted close to 70% of our legacy broadband base to these high-speed products. So we've been able to compete really well. Broadband is what we excel at and it is what we will be able to bring to the table, the economics of our video products will definitely be expected to be improved by bringing together DIRECTV and ourselves and that is what is going to enable the additional broadband deployment.

Phil Cusick - JPMorgan - Analyst

Okay, thanks, John. Congratulations again on the DTV deal.

John Stephens - AT&T, Inc. - SVP & CFO

Thank you all, have a good day.

Phil Cusick - JPMorgan - Analyst

I think it will be a lot of fun.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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